SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. ______________)*

LipoScience, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53630M108

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 53630M108	13 G	Page 2 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Three Arch Capital, L.P. (“TAC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,771,348 shares, except that TAC Management, L.L.C. (“TACM”), the general partner of TAC, may be deemed to have sole power to vote these shares, and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”), the managing members of TACM, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,771,348 shares, except that TACM, the general partner of TAC, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TACM, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,771,348
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	11.7%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 53630M108	13 G	Page 3 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TAC Associates, L.P. (“TACA”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

83,739 shares, except that TACM, the general partner of TACA, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TACM, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

83,739 shares, except that TACM, the general partner of TACA, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TACM, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	83,739
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	0.6%
12	TYPE OF REPORTING PERSON (See Instructions)	PN

CUSIP NO. 53630M108	13 G	Page 4 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). TAC Management, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM, the general partner of TAC and TACA, may be deemed to have sole power to vote these shares, and Jaeger and Wan, the managing members of TACM, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
	7

SOLE DISPOSITIVE POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM, the general partner of TAC and TACA, may be deemed to have sole power to dispose of these shares, and Jaeger and Wan, the managing members of TACM, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,855,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
12	TYPE OF REPORTING PERSON (See Instructions)	OO

CUSIP NO. 53630M108	13 G	Page 5 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Wilfred Jaeger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM is the general partner of TAC and TACA, and Jaeger, a managing member of TACM, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM is the general partner of TAC and TACA, and Jaeger, a managing member of TACM, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,855,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 53630M108	13 G	Page 6 of 12

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Mark Wan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 0 shares.
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6

SHARED VOTING POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM is the general partner of TAC and TACA, and Wan, a managing member of TACM, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER 0 shares.
	8

SHARED DISPOSITIVE POWER

1,855,087 shares, of which 1,771,348 are directly owned by TAC and 83,739 are directly owned by TACA. TACM is the general partner of TAC and TACA, and Wan, a managing member of TACM, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	1,855,087
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)	12.2%
12	TYPE OF REPORTING PERSON (See Instructions)	IN

CUSIP NO. 53630M108	13 G	Page 7 of 12

ITEM 1(A).	NAME OF ISSUER LipoScience, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 2500 Sumner Boulevard

Raleigh, North Carolina 27616

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by Three Arch Capital, L.P., a Delaware limited partnership (“TAC”), TAC Associates, L.P., a Delaware limited partnership (“TACA”), TAC Management, L.L.C., a Delaware limited liability company (“TACM”), and Wilfred Jaeger (“Jaeger”) and Mark Wan (“Wan”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

TACM, the general partner of TAC and TACA, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by TAC and TACA. Jaeger and Wan are the managing members of TACM and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by TAC and TACA.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Three Arch Partners

3200 Alpine Road

Portola Valley, California 94028

ITEM 2(C)	CITIZENSHIP TAC and TACA are Delaware limited partnerships. TACM is a Delaware limited liability company. Jaeger and Wan are United States citizens.

ITEM 2(D) AND (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock

CUSIP # 53630M108

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 53630M108	13 G	Page 8 of 12

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreements of TAC and TACA, and the limited liability company agreement of TACM, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP. Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP. Not applicable.

CUSIP NO. 53630M108	13 G	Page 9 of 12

ITEM 10.	CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 53630M108	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2014

Three Arch Capital, L.P.	/s/ Wilfred Jaeger
By TAC Management, L.L.C.	Wilfred Jaeger
Its General Partner	Managing Member

TAC Associates, L.P.	/s/ Wilfred Jaeger
By TAC Management, L.L.C.	Wilfred Jaeger
Its General Partner	Managing Member

TAC Management, L.L.C.	/s/ Wilfred Jaeger
Wilfred Jaeger
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan

CUSIP NO. 53630M108	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	12

CUSIP NO. 53630M108	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of LipoScience, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date: February 12, 2014

Three Arch Capital, L.P.	/s/ Wilfred Jaeger
By TAC Management, L.L.C.	Wilfred Jaeger
Its General Partner	Managing Member

TAC Associates, L.P.	/s/ Wilfred Jaeger
By TAC Management, L.L.C.	Wilfred Jaeger
Its General Partner	Managing Member

TAC Management, L.L.C.	/s/ Wilfred Jaeger
Wilfred Jaeger
Managing Member

Wilfred Jaeger	/s/ Wilfred Jaeger
Wilfred Jaeger

Mark Wan	/s/ Mark Wan
Mark Wan